File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2006

N/A
(Translation of Registrants Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annualreports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing theinformation contained in this form is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under theSecurities Exchange Act of 1934)

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated May 4, 2006

AUDITED FINANCIAL STATEMENTS 4Q’05

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, theregistrant has duly caused this report to be signed on its behalf by theundersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By /s/ Claudio L. Del Valle Cabello
___________________________
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: May 4, 2006

Vitro

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO QUARTER: 4 YEAR: 2005

VITRO, S.A. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	30,062,850	100	31,708,394	100
s02	CURRENT ASSETS	9,680,599	32	10,706,583	34
s03	CASH AND SHORT-TERM INVESTMENTS	1,317,899	4	2,620,721	8
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	1,999,501	7	1,969,821	6
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,293,717	4	1,447,896	5
s06	INVENTORIES	3,832,693	13	3,723,280	12
s07	OTHER CURRENT ASSETS	1,236,789	4	944,865	3
s08	LONG-TERM	351,125	1	364,785	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	268,834	1	250,995	1
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	82,291	0	113,790	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	16,368,590	54	17,671,344	56
s13	LAND AND BUILDINGS	13,789,930	46	14,005,950	44
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	24,224,401	81	24,193,014	76
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	22,225,248	74	21,541,482	68
s17	CONSTRUCTION IN PROGRESS	579,507	2	1,013,862	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET) .	1,213,663	4	1,296,942	4
s19	OTHER ASSETS	2,448,873	8	1,668,740	5
s20	TOTAL LIABILITIES	21,744,879	100	23,644,199	100
s21	CURRENT LIABILITIES	8,253,505	38	7,992,098	34
s22	SUPPLIERS	1,842,330	8	1,897,407	8
s23	BANK LOANS	2,433,059	11	2,753,216	12
s24	STOCK MARKET LOANS	1,094,729	5	508,439	2
s25	TAXES PAYABLE	150,735	1	48,267	0
s26	OTHER CURRENT LIABILITIES	2,732,652	13	2,784,769	12
s27	LONG-TERM LIABILITIES	11,181,024	51	13,282,101	56
s28	BANK LOANS	493,119	2	1,029,991	4
s29	STOCK MARKET LOANS	10,687,905	49	12,252,110	52
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	2,310,350	11	2,370,000	10
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	8,317,971	100	8,064,195	100
s34	MINORITY INTEREST	2,829,950	34	2,758,103	34
s35	MAJORITY INTEREST	5,488,021	66	5,306,092	66
s36	CONTRIBUTED CAPITAL	8,058,256	97	8,058,756	100
s79	CAPITAL STOCK	7,008,227	84	7,008,227	87
s39	PREMIUM ON ISSUANCE OF SHARES	1,050,029	13	1,050,529	13
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(2,570,235)	(31)	(2,752,664)	(34)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	19,558,251	235	19,155,707	238
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(21,522,335)	(259)	(21,295,160)	(264)
s80	SHARES REPURCHASED	(606,151)	(7)	(613,211)	(8)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO | QUARTER: 4 | YEAR: 2005

VITRO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REFS	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	1,317,899	100	2,620,721	100
s46	CASH	67,693	5	234,946	9
s47	SHORT-TERM INVESTMENTS	1,250,206	95	2,385,775	91
s07	OTHER CURRENT ASSETS	1,236,789	100	944,865	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	81,841	7	0	0
s82	DISCONTINUED OPERATIONS	742,689	60	939,578	99
s83	OTHER	412,259	33	5,287	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET) .	1,213,663	100	1,296,942	100
s48	DEFERRED EXPENSES (NET)	621,300	51	636,645	49
s49	GOODWILL	592,363	49	660,297	51
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	2,448,873	100	1,668,740	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	424,589	17	413,750	25
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	895,918	37	176,461	11
s86	DISCONTINUED OPERATIONS	1,128,366	46	1,078,529	65
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	8,253,505	100	7,992,098	100
s52	FOREIGN CURRENCY LIABILITIES	4,391,205	53	4,709,581	59
s53	MEXICAN PESOS LIABILITIES	3,862,300	47	3,282,517	41
s26	OTHER CURRENT LIABILITIES	2,732,652	100	2,784,769	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	125,841	5	0	0
s89	INTEREST LIABILITIES	303,694	11	335,580	12
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	345,598	13	507,229	18
s58	OTHER CURRENT LIABILITIES	1,957,519	72	1,941,960	70
s27	LONG-TERM LIABILITIES	11,181,024	100	13,282,101	100
s59	FOREIGN CURRENCY LIABILITIES	10,569,722	95	11,155,455	84
s60	MEXICAN PESOS LIABILITIES	611,302	5	2,126,646	16
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	2,310,350	100	2,370,000	100
s66	DEFERRED TAXES	132,791	6	154,058	7
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	1,228,274	53	1,198,104	51
s92	DISCONTINUED OPERATIONS	949,285	41	1,017,838	43
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	7,008,227	100	7,008,227	100
s37	CAPITAL STOCK (NOMINAL)	324,000	5	324,000	5
s38	RESTATEMENT OF CAPITAL STOCK	6,684,227	95	6,684,227	95

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO | QUARTER: 4 | YEAR: 2005

VITRO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	19,558,251	100	19,155,707	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	2,000,000	10	2,000,000	10
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	17,509,746	90	17,451,101	91
s45	NET INCOME FOR THE YEAR	48,505	0	(295,394)	(2)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(21,522,335)	100	(21,295,160)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(19,427,261)	90	(19,186,274)	90
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(1,677,107)	8	(1,677,107)	8
s99	LABOR OBLIGATION ADJUSTMENT	(417,967)	2	(431,779)	2
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO
QUARTER: 4 YEAR: 2005

VITRO, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	1,427,094	2,714,485
s73	PENSIONS AND SENIORITY PREMIUMS	647,859	586,005
s74	EXECUTIVES (*)	318	341
s75	EMPLOYEES (*)	4,458	4,636
s76	WORKERS (*)	16,101	16,286
s77	OUTSTANDING SHARES (*)	295,727,910	295,727,910
s78	REPURCHASED SHARES (*)	28,272,090	28,272,090
s101	RESTRICTED CASH	0	469,478
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO | QUARTER: 4 | YEAR: 2005

VITRO, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	24,150,126	100	24,018,245	100
r02	COST OF SALES	17,448,711	72	17,392,649	72
r03	GROSS PROFIT	6,701,415	28	6,625,596	28
r04	OPERATING EXPENSES	5,038,997	21	5,138,648	21
r05	OPERATING INCOME	1,662,418	7	1,486,948	6
r06	INTEGRAL FINANCING COST	1,382,319	6	1,401,141	6
r07	INCOME AFTER INTEGRAL FINANCING COST	280,099	1	85,807	0
r08	OTHER EXPENSE AND INCOME (NET)	400,353	2	137,595	1
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(120,254)	0	(51,788)	0
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(436,648)	(2)	110,629	0
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	316,394	1	(162,417)	(1)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	316,394	1	(162,417)	(1)
r14	INCOME FROM DISCONTINUED OPERATIONS	(2,896)	0	(90,346)	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	319,290	1	(72,071)	0
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	113,662	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	205,628	1	(72,071)	0
r19	NET INCOME OF MINORITY INTEREST	157,123	1	223,323	1
r20	NET INCOME OF MAJORITY INTEREST	48,505	0	(295,394)	(1)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO | QUARTER: 4 | YEAR: 2005

VITRO, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	24,150,126	100	24,018,245	100
r21	DOMESTIC	10,113,783	42	10,525,227	44
r22	FOREIGN	14,036,343	58	13,493,018	56
r23	TRANSLATED INTO DOLLARS (***)	1,296,287	5	1,202,883	5
r06	INTEGRAL FINANCING COST	1,382,319	100	1,401,141	100
r24	INTEREST EXPENSE	2,348,380	170	2,164,271	154
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	158,133	11	126,568	9
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(386,852)	(28)	81,867	6
r28	RESULT FROM MONETARY POSITION	(421,076)	(30)	(718,429)	(51)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(436,648)	100	110,629	100
r32	INCOME TAX	371,880	(85)	130,836	118
r33	DEFERRED INCOME TAX	(854,557)	196	(139,819)	(126)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	89,529	(21)	73,444	66
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(43,500)	10	46,168	42

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO | QUARTER: 4 | YEAR: 2005

VITRO, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	26,392,998	29,220,761
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	24,150,126	24,018,245
r39	OPERATING INCOME (**)	1,662,418	1,486,948
r40	NET INCOME OF MAJORITY INTEREST (**)	48,505	(295,394)
r41	NET CONSOLIDATED INCOME (**)	205,628	(72,071)
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	1,701,511	2,091,035

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO QUARTER: 4 YEAR: 2005

VITRO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	6,025,505	100	5,846,269	100
rt02	COST OF SALES	4,287,614	71	4,230,659	72
rt03	GROSS PROFIT	1,737,891	29	1,615,610	28
rt04	OPERATING EXPENSES	1,288,733	21	1,339,777	23
rt05	OPERATING INCOME	449,158	7	275,833	5
rt06	INTEGRAL FINANCING COST	312,126	5	152,233	3
rt07	INCOME AFTER INTEGRAL FINANCING COST	137,032	2	123,600	2
rt08	OTHER EXPENSE AND INCOME (NET)	(48,834)	(1)	328,802	6
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	185,866	3	(205,202)	(4)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(182)	0	(156,484)	(3)
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	186,048	3	(48,718)	(1)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	186,048	3	(48,718)	(1)
rt14	INCOME FROM DISCONTINUED OPERATIONS	(18,687)	0	(74,811)	(1)
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	204,735	3	26,093	0
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	20,841	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	183,894	3	26,093	0
rt19	NET INCOME OF MINORITY INTEREST	7,091	0	117,003	2
rt20	NET INCOME OF MAJORITY INTEREST	176,803	3	(90,910)	(2)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO | QUARTER: 4 | YEAR: 2005

QUARTERLY STATEMENTS OF INCOME

VITRO, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	6,025,505	100	5,846,269	100
rt21	DOMESTIC	2,608,512	43	2,606,468	45
rt22	FOREIGN	3,416,993	57	3,239,801	55
rt23	TRANSLATED INTO DOLLARS (***)	320,607	5	294,369	5
rt06	INTEGRAL FINANCING COST	312,126	100	152,233	100
rt24	INTEREST EXPENSE	663,397	213	579,077	380
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	57,583	18	36,081	24
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(144,505)	(46)	(151,021)	(99)
rt28	RESULT FROM MONETARY POSITION	(149,183)	(48)	(239,742)	(157)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(182)	100	(156,484)	100
rt32	INCOME TAX	192,109	(105554	(150,416)	96
rt33	DEFERRED INCOME TAX	(190,950)	104918	(38,899)	25
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	14,714	(8085)	(16,180)	10
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	(16,055)	8821	49,011	(31)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO QUARTER: 4 YEAR: 2005

VITRO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	399,198	578,734

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO QUARTER: 4 YEAR: 2005

VITRO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	205,628	(72,071)
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,471,750	2,338,070
c03	RESOURCES FROM NET INCOME FOR THE YEAR	1,677,378	2,265,999
c04	RESOURCES PROVIDED OR USED IN OPERATION	236,294	(226,827)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	1,913,672	2,039,172
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(1,777,165)	630,991
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(176,861)	(237,088)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(1,954,026)	393,903
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,262,468)	(857,677)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(1,302,822)	1,575,398
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,620,721	1,045,323
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,317,899	2,620,721

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO QUARTER: 4 YEAR: 2005

VITRO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,471,750	2,338,070
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,701,511	2,090,957
c41	+ (-) OTHER ITEMS	(229,761)	247,113
c04	RESOURCES PROVIDED OR USED IN OPERATION	236,294	(226,827)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	676,578	(247,304)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(147,624)	(232,394)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(672,937)	115,550
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	16,390	(399)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	363,887	137,720
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(1,777,165)	630,991
c23	+ BANK FINANCING	8,250,014	8,970,978
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(9,950,561)	(8,193,825)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	(76,618)	(146,162)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(176,861)	(237,088)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(176,861)	(237,088)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,262,468)	(857,677)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,015,390)	(1,360,594)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	157,193	918,162
c38	+ SALE OF TANGIBLE FIXED ASSETS	28,992	19,959
c39	+ (-) OTHER ITEMS	(433,263)	(435,204)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO QUARTER: 4 YEAR: 2005

VITRO, S.A. DE C.V.

DATA PER SHARE

AUDITED CONSOLIDATED INFORMATION Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.16		$	(1.65)	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	68.55		$	(119.10)	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.98		$	46.11	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	18.53		$	17.95	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.30		$	0.30	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		0.71	veces		0.65	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE		79.87	veces		(7.05)	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO QUARTER: 4 YEAR: 2005

VITRO, S.A. DE C.V.

RATIOS

AUDITED CONSOLIDATED Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	0.85	%	(0.30)	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	0.88	%	(9.18)	%
p03	NET INCOME TO TOTAL ASSETS (**)	0.68	%	(0.23)	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	204.77	%	(996.84)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.80	veces	0.76	veces
p07	NET SALES TO FIXED ASSETS (**)	1.47	veces	1.36	veces
p08	INVENTORIES TURNOVER (**)	4.55	veces	4.67	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	25.91	dias	25.67	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15.96	%	13.08	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	72.33	%	74.56	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	2.61	veces	2.93	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	68.80	%	67.10	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	68.30	%	73.92	%
p15	OPERATING INCOME TO INTEREST PAID	0.70	veces	0.69	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	1.11	veces	1.02	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.17	veces	1.30	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.70	veces	0.85	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.44	veces	0.45	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	15.96	%	31.91	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	6.94	%	8.93	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.97	%	(1.16)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.81	veces	0.86	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	90.94	%	232.26	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	9.05	%	(132.26)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	80.42	%	210.97	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO QUARTER: 4 YEAR: 2005

VITRO, S.A. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
CITIBANK N A.	18/01/2006	6.62							0	105,281	0	0	0	0
CALIFORNIA COMMERCE BANK	28/02/2006	6.51							0	63,806	0	0	0	0
COMERICA	02/05/2006	6.54							0	55,387	0	0	0	0
HYPO VEREINSBANK	26/07/2007	3.67							0	2,273	1,142	0	0	0
HYPO VEREINSBANK	26/05/2006	5.32							0	1,122	0	0	0	0
TORONTO DOMINION	05/01/2008	3.03							0	5,997	5,997	955	0	0
DEUTSCHE BANK	05/10/2009	3.72							0	1,667	1,667	1,667	1,667	0
DEUTSCHE BANK	31/10/2009	3.72							0	1,223	1,223	1,223	1,223	0
SECURED														
Banamex	25/01/2006	12.50	0	88,290	0	0	0	0						
Scotiabank	28/12/2009	7.00							0	7,197	7,197	7,197	43,182	0
BANCO NACIONAL DE MEXICO, S.	26/09/2006	6.05							0	82,629	0	0	0	0
BANCO PASTOR	28/02/2008	3.65							0	3,493	3,493	1,747	0	0
Finacity - Vitro Plan	23/03/2007	14.51							0	12,083	9,393	9,393	9,393	44,979
INBURSA	31/12/2006	8.25							0	221,196	0	0	0	0
Halcyon	20/02/2006	7.29							0	233,957	0	0	0	0
		0.00							0	0	0	0	0	0
COMMERCIAL BANKS														
SINDICADO TRANCHE C	27/03/2007	10.85	0	219,667	125,532	0	0	0						
SERFIN	01/02/2006	8.75	0	4,219	0	0	0	0						
SERFIN	01/02/2006	8.75	0	2,177	0	0	0	0						
Citibank	06/08/2006	6.04							0	3,786	0	0	0	0
Citibank	07/03/2006	5.18							0	2,659	0	0	0	0
Citibank	17/01/2006	5.58							0	5,317	0	0	0	0
Scotiabank	11/06/2006	6.50							0	9,571	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO

QUARTER: 4 YEAR: 2005

VITRO, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
Citibank	16/09/2006	5.21							0	1,330	0	0	0	0
Citibank	17/01/2006	5.60							0	7,976	0	0	0	0
Citibank	15/05/2006	5.99							0	9,571	0	0	0	0
Citibank	16/01/2006	5.61							0	15,952	0	0	0	0
Citibank	17/03/2006	5.92							0	10,634	0	0	0	0
Citibank	17/02/2006	5.78							0	10,634	0	0	0	0
BICSA	16/01/2006	5.33							0	16,483	0	0	0	0
BICSA	17/01/2006	5.35							0	574	0	0	0	0
BICSA	18/04/2006	5.35							0	4,254	0	0	0	0
BICSA	19/05/2006	5.30							0	10,634	0	0	0	0
BICSA	18/06/2006	5.21							0	4,254	0	0	0	0
Bac San Jose	15/01/2006	5.87							0	2,127	0	0	0	0
Bac San Jose	16/02/2006	5.53							0	5,317	0	0	0	0
Industrial	28/07/2009	5.19							0	12,761	12,761	12,761	9,571	0
CITIBANK N.A.	18/01/2006	6.62							0	212,688	0	0	0	0
Banorte	12/01/2006	6.05							0	53,172	0	0	0	0
BANCO DE BOGOTA	02/09/2006	4.50							0	7,756	0	0	0	0
BANCO DE BOGOTA	15/02/2006	12.00							0	166	0	0	0	0
CITIBANK N.A.	13/12/2006	12.00							0	36,997	0	0	0	0
BANKINTER	26/06/2006	3.13							0	5,821	0	0	0	0
CAJA ESPAÑA	29/07/2006	3.04							0	7,351	0	0	0	0
BANCO PASTOR	19/10/2006	3.20							0	13,186	0	0	0	0
CAJA DUERO	21/10/2006	3.00							0	7,579	0	0	0	0
CAJA DUERO	11/01/2006	3.00							0	3,848	0	0	0	0
CAJA DUERO	02/02/2006	4.00							0	19,509	0	0	0	0
CAIXA NOVA	29/07/2006	3.00							0	12,342	0	0	0	0
CAIXA NOVA	15/02/2006	3.00							0	19,686	0	0	0	0
BANCO POPULAR	21/06/2006	3.20							0	4,635	0	0	0	0
BANCO POPULAR	01/03/2006	3.20							0	18,763	0	0	0	0
BANCAJA	15/07/2006	3.15							0	7,370	0	0	0	0
BANCO HERRERO	13/09/2006	3.30							0	12,543	0	0	0	0
BANCO HERRERO	09/01/2006	3.30							0	4,544	0	0	0	0
BANCO HERRERO	10/01/2006	4.30							0	5,342	0	0	0	0
BANCO BILBAO VIZCAYA	17/05/2006	3.25							0	2,408	0	0	0	0
LA CAIXA	30/11/2006	3.00							0	7,146	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO

QUARTER: 4 YEAR: 2005

VITRO, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
LA CAIXA	26/01/2006	3.00							0	3,422	0	0	0	0
CAJA MADRID	21/06/2006	3.00							0	6,534	0	0	0	0
CAJA MADRID	09/03/2006	3.00							0	6,538	0	0	0	0
Banco Zaragozano	29/07/2006	2.94							0	3,728	0	0	0	0
Banco de Castilla	05/10/2006	3.20							0	7,067	0	0	0	0
Banco de Castilla	05/12/2006	3.20							0	15,111	0	0	0	0
Banco Atlantico (Cuenta Cau	07/01/2006	3.50							0	1,385	0	0	0	0
Banco Popular Portugues (Cue	23/09/2006	4.50							0	4,030	0	0	0	0
Banco Português de Investime	25/11/2006	4.50							0	3,765	0	0	0	0
BBVA BANCOMER	02/06/2006	7.04							0	36,955	0	0	0	0
SINDICADO TRANCHE A	27/03/2008	6.22							0	212,688	0	0	0	0
SINDICADO TRANCHE B	27/03/2008	6.59							0	401,358	8,561	136,639	0	0
Sufinanciamiento	15/05/2007	4.50							0	0	198	0	0	0
BANCO PORTUGUES DE INVESTIME	30/07/2008	4.25							0	2,462	2,462	1,579	0	0
BANCO PORTUGUES DE INVESTIME	25/07/2006	4.25							0	253	0	0	0	0
BANCO ESPIRITU SANTO	16/02/2006	4.75							0	47	0	0	0	0
BANCO PORTUGUES DE INVESTIME	15/03/2006	4.25							0	670	0	0	0	0
Banco Millenium-BCP (Leasing	16/03/2010	5.25							0	0	0	0	0	826
Banco Millenium-BCP (Leasing	17/03/2010	6.25							0	0	0	0	0	600
CAIXA NOVA	06/05/2008	4.00							0	3,222	2,061	4,248	0	0
BANCO DE CASTILLA	05/04/2008	4.00							0	3,007	2,900	2,023	0	0
CAJA DUERO	20/06/2006	4.00							0	1,983	0	0	0	0
BCO.DE CASTILLA.LEASING	25/06/2007	3.45							0	112	169	0	0	0
CAJA MADRID	25/10/2007	2.95							0	4,233	5,465	0	0	0
CAJA ESPAÑA	17/06/2008	3.45							0	1,511	1,511	756	0	0
BANESTO	15/07/2008	3.50							0	4,628	4,872	4,886	0	0
OTHER														
TOTAL BANKS			0	314,353	125,532	0	0	0	0	2,118,706	71,072	185,074	65,036	46,405

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO QUARTER: 4 YEAR: 2005

VITRO, S.A. DE C.V.

CREDITS BREAK DOWN

AUDITED CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
Bonos 2011	23/07/2011	10.75							0	0	0	0	0	2,608,597
CSFB	24/02/2010	9.12							0	53,172	53,172	79,758	79,758	1,329,300
CSFB	23/03/2007	13.97							0	0	1,116,612	0	0	0
CSFB	23/03/2007	14.51							0	0	478,548	0	0	0
BONOS 2007	15/05/2007	11.38							0	0	1,620,704	0	0	0
BONOS 2013	01/11/2013	12.75							0	0	0	0	0	2,374,572
CREDIT SUISSE FIRTS BOSTON	30/04/2009	11.50							0	0	0	0	230,558	0
SECURED														
UDIS VITRO (200) P99U	07/06/2006	9.00	0	571,093	0	0	0	0						
UDIS VITRO (155) P992U	12/10/2006	9.90	0	470,464	0	0	0	0						
CERTI. BURSATILES VITRO 02	02/10/2008	11.67	0	0	360,000	0	0	0						
CERTI. BURSATILES VITRO 02-2	22/12/2008	13.05	0	0	206,014	0	0	0						
CERTI. BURSATILES VITRO 03	05/02/2009	12.65	0	0	150,312	0	0	0						
PRIVATE PLACEMENTS														
UNSECURED														
		0.00	0	0	0	0	0	0						
SECURED														
TOTAL STOCK MARKET			0	1,041,557	716,326	0	0	0	0	53,172	3,269,036	79,758	310,316	6,312,469

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO QUARTER: 4 YEAR: 2005

VITRO, S.A. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
PEMEX GAS Y PETROQUIMICA BA		0.00	0	71,710	0	0	0	0						
TRACTEBEL ENERGIA DE MONTER		0.00	0	49,585	0	0	0	0						
IXE BANCO, S.A.		0.00	0	44,858	0	0	0	0						
TESORERIA DE LA FEDERACION		0.00	0	31,093	0	0	0	0						
INGENIERIA EN EMPAQUE ARVISA		0.00	0	23,138	0	0	0	0						
EMPAQUES DE CARTON TITAN, S.		0.00	0	20,466	0	0	0	0						
EDS DE MEXICO, S. A. DE C. V		0.00	0	20,298	0	0	0	0						
GAS INDUSTRIAL DE MONTERREY,		0.00	0	20,228	0	0	0	0						
SKANDIA VIDA SA DE CV		0.00	0	16,640	0	0	0	0						
FERROSUR, S.A. DE C.V.		0.00	0	15,771	0	0	0	0						
NEORIS DE MEXICO SA DE CV		0.00	0	15,058	0	0	0	0						
INTERGLASS, S. A. DE C. V.		0.00	0	14,054	0	0	0	0						
SOCIEDAD INDUSTRIAL S.A. DE		0.00	0	13,426	0	0	0	0						
O. ENRIQUE HINOJOSA PENA AG		0.00	0	13,301	0	0	0	0						
CIEMEX, S.A. DE C.V.		0.00	0	12,431	0	0	0	0						
TFM S.A DE C.V.		0.00	0	11,860	0	0	0	0						
WEYERHAEUSER DE MEXICO, S.A.		0.00	0	11,626	0	0	0	0						
FERRO COLORES, S.A. DE C.V.		0.00	0	11,622	0	0	0	0						
GIGANTE, S.A. DE C.V.		0.00	0	10,708	0	0	0	0						
COMISION FEDERAL DE ELECTRIC		0.00	0	10,645	0	0	0	0						
RODAMIENTOS Y ACCESORIOS, S		0.00	0	10,444	0	0	0	0						
PRAXAIR MEXICO, S. DE R.L.		0.00	0	8,658	0	0	0	0						
ASFALTOS ENERGEX, S.A. DE C.		0.00	0	7,964	0	0	0	0						
ENVASES Y EMPAQUES DE MEXI		0.00	0	7,866	0	0	0	0						
SMURFIT CARTON Y PAPEL DE M		0.00	0	7,724	0	0	0	0						
VIDRIOS SORDO NORIEGA, S.A.		0.00	0	7,658	0	0	0	0						
MAQUINADOS MARFER, S.A. DE		0.00	0	7,600	0	0	0	0						
SMURFIT CARTON Y PAPEL DE M		0.00	0	7,530	0	0	0	0						
		0.00	0	0	0	0	0	0						
OTROS		0.00	0	367,741	0	0	0	0						
AMERICAN NATURAL SODA ASH CO		0.00							0	79,001	0	0	0	0
SOLUTIA, INC.		0.00							0	43,977	0	0	0	0
UNION PACIFIC RAILROAD CO.		0.00							0	30,577	0	0	0	0
TRACTEBEL ENERGIA DE MONTER		0.00							0	19,961	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO QUARTER: 4 YEAR: 2005

VITRO, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SAP MEXICO, S.A. DE C.V.		0.00							0	18,136	0	0	0	0
PILKINGTON BROTHER LTD		0.00							0	13,026	0	0	0	0
CREATIVE EXTRUDED PRODUCTS,		0.00							0	9,998	0	0	0	0
THE TIMKEN CORPORATION		0.00							0	9,435	0	0	0	0
VERRERIES SOUCHON NEUVESEL,		0.00							0	8,270	0	0	0	0
OWENS ILLINOIS INC.		0.00							0	7,523	0	0	0	0
AEP INDUSTRIES INC. INC.		0.00							0	7,275	0	0	0	0
E. HINOJOSA CALZADO LTD		0.00							0	6,374	0	0	0	0
ARKEMA INC.		0.00							0	6,099	0	0	0	0
RECTICEL N.A. INC..		0.00							0	6,056	0	0	0	0
PILKINGTON NORTH AMERICA INC		0.00							0	5,924	0	0	0	0
GERRO PLAST GMBH KUNSTSTOFFA		0.00							0	5,889	0	0	0	0
GUARDIAN INDUSTRIES CORP.		0.00							0	5,505	0	0	0	0
AIMCOR DE MEXICO, S.A. DE C.		0.00							0	5,059	0	0	0	0
OTROS		0.00							0	682,542	0	0	0	0
TOTAL SUPPLIERS			0	871,703	0	0	0	0	0	970,627	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTROS PASIVOS		0.00	0	1,253,398	0	0	0	0						
OTROS PASIVOS		0.00							0	704,121	0	0	0	0
TOTAL			0	3,481,011	841,858	0	0	0	0	3,846,626	3,340,108	264,832	375,352	6,358,874

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO QUARTER: 4 YEAR: 2005

VITRO, S.A. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	1,065,251	11,328,312	0	0	11,328,312
LIABILITIES POSITION	1,435,558	15,266,299	0	0	15,266,299
SHORT-TERM LIABILITIES POSITION	412,924	4,391,205	0	0	4,391,205
LONG-TERM LIABILITIES POSITION	1,022,634	10,875,094	0	0	10,875,094
NET BALANCE	(370,307)	(3,937,987)	0	0	(3,937,987)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VITRO QUARTER: 4 YEAR: 2005

VITRO, S.A. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	6,654,276	21,328,297	14,674,020	(0.01)	2,201
FEBRUARY	6,603,981	21,473,245	14,869,263	0.18	(26,879)
MARCH	6,631,524	21,441,916	14,810,392	0.38	(56,295)
APRIL	6,444,422	21,374,740	14,930,317	0.32	(49,181)
MAY	6,257,082	20,947,805	14,690,722	0.30	(44,757)
JUNE	6,196,571	20,988,235	14,791,663	(0.21)	31,504
JULY	6,412,413	21,051,363	14,638,950	0.31	(45,487)
AUGUST	6,253,027	20,676,315	14,423,287	0.16	(24,109)
SEPTEMBER	6,098,680	20,877,973	14,779,292	0.39	(58,887)
OCTOBER	7,049,922	21,900,822	14,850,899	0.40	(59,522)
NOVEMBER	6,910,788	21,637,180	14,726,392	0.64	(95,680)
DECEMBER	6,753,280	21,193,971	14,440,691	(0.04)	6,016
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(421,076)

NOTES